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                                Amendment to the By-Laws
                                           of
                  Warburg, Pincus Global Telecommunications Fund, Inc.


Pursuant to Article VIII of the By-Laws of Warburg, Pincus Global
Telecommunications Fund, Inc., the name has changed to Credit Suisse Warburg Pincus Global Telecommunications Fund, Inc.

Dated the 26th day of March, 2001